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Feb. 3, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:     Document Control -- EDGAR

RE: RiverSource Life Insurance Co. of New York ("Company") RiverSource of New York Variable Annuity Account (Registrant")
              Initial Registration Statement on Form N-4
              Investment Company Act No. 811-07623
                   RiverSourceRAVA 5 Advantage Variable Annuity
                   RiverSource RAVA 5 Select Variable Annuity
                   RiverSource RAVA 5 Access Variable Annuity

Dear Mr. Cowan:


On behalf of Registrant, the Company is filing electronically Registrant's Initial Registration Statement on Form N-4. The purpose of this filing is to introduce enhanced variable annuity contracts to be sold through an existing separate account.

In accordance with SEC Release No. IC-13768 (February 15, 1984), Registrant requests selective review of this Initial Registration Statement. Registrant requests selective review because this Registration Statement is substantially similar to Registrant's Post-Effective Amendment No. 34, File No. 811-07623, filed on or about April 27, 2011. Registrant does not believe any problem areas exist that would warrant particular attention. Contracts described in this Initial Registration Statement differ fundamentally from those described in the Post-Effective Amendment No. 34 in the following respects:

-     Mortality and Expense risk fees have been increased by 0.10%;

- New optional Guaranteed Lifetime Withdrawal Benefit Joint Life and Single Life riders designed to reduce the impact of market volatility on the guaranteed benefits, have been introduced;

- Other non-material changes such as the offering of additional qualified annuities (TSAs, 401(a) plans and SEP plans).

The prospectus and Statement of Additional Information relating to the above-listed variable annuity contracts have been marked to show those changes.

If there is anything I can do to expedite review of the enclosed Initial Registration Statement, or if you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Very truly yours,

/s/ Dixie Carroll
-------------------------------------
Dixie Carroll
Assistant General Counsel
and Assistant Secretary